Exhibit 99.1

Sapiens Reports First Quarter 2018 Financial Results

Holon, Israel, May 7, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Highlights:

•	Revenue totaled $71.0 million an increase of 25.6% compared to last year. Non-GAAP revenue increased 25.7% from the same period in the prior year to $71.1 million.
•	Operating income totaled $4.7 million, up from ($1.6) million last year. Non-GAAP operating income totaled $8.9 million, up from $1.7 million the same period in the prior year.
•	Operating margin of 6.6%, compared to negative margin last year. Non-GAAP operating margin of 12.5%, compared to 3.0% last year.
•	Net income attributable to Sapiens’ shareholders totaled $2.8 million. Non-GAAP net income attributable to Sapiens’ shareholders totaled $6.3 million, compared to $1.2 in the same period last year.
•	Diluted earnings per share of $0.06. Non-GAAP diluted earnings per share of $0.13 per diluted share, compared to $0.02 in the same period in the prior year.
•	Cash and cash equivalents totaled $61.7 million.

“In the first quarter we advanced the execution of our long-term strategy to be a leading provider of insurance software solutions and services around the globe. Last year we improved our competitive position through both organic product and solution development, and acquisitions in focused growth markets, particularly in Europe and North America. Now that we are fully integrated, we are realizing deal synergies, and maximizing our acquired talent. We are well positioned to help our customers capitalize on current and future insurance trends, namely digitalization, data analytics, and legacy transformation.” said Roni Al-Dor, president and CEO, Sapiens.”

“Revenues were above the high end of our guidance range in the first quarter, and we improved profitability year-over-year. The first quarter Non-GAAP operating margin of 12.5% was above our guidance of 10%.” concluded Roni Al-Dor. “We remain on track to improve operating margins throughout 2018 and reiterate our 2018 Non-GAAP operating margin guidance of 12% to 13% with revenue in the range of $280-$285 million (on a non-GAAP basis).”

1

Quarterly Results Conference Call

Management will host a conference call and webcast on May 7, 2018 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-407-2553; International: +972-3-918-0610; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until May 15, 2018, as follows:

North America: 1-888-782-4291; International: +972-3-925-5918

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, and non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

2

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, loss on sales of Marketable Securities and tax adjustment regarding non-GAAP adjustments, as well as the impact of one-time adjustment to our deferred taxes as a result of the U.S. Tax Cuts and Job act 2017.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

3

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

4

Investors and Media Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

5

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)

Revenue	70,995	56,534
Cost of revenue	43,967	37,388

Gross profit	27,028	19,146

Operating expenses:
Research and development, net	9,147	6,195
Selling, marketing, general and administrative	13,184	14,588
Total operating expenses	22,331	20,783

Operating income (loss)	4,697	(1,637)

Financial expense, net	838	438
Taxes and other expenses, net	1,031	167

Net income (loss)	2,828	(2,242)

Attributed to non-controlling interest	(8)	(30)

Net income (loss) attributable to Sapiens' shareholders	2,836	(2,212)

Basic earnings (loss) per share	0.06	(0.05)

Diluted earnings (loss) per share	0.06	(0.05)

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,773	49,047

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,070	49,047

6

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)

Revenue	71,085	56,534
Cost of revenue	40,801	36,064

Gross profit	30,284	20,470

Operating expenses:
Research and development, net	10,324	7,260
Selling, marketing, general and administrative	11,097	11,512
Total operating expenses	21,421	18,772

Operating income	8,863	1,698

Financial expense, net	838	208
Taxes and other expenses	1,726	336

Net income	6,299	1,154

Attributable to non-controlling interest	(8)	(30)

Net income attributable to Sapiens' shareholders	6,307	1,184

Basic earnings per share	0.13	0.02

Diluted earnings per share	0.13	0.02

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,773	49,047

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,070	49,998

7

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)

GAAP revenue	70,995	56,534
Valuation adjustment on acquired deferred revenue	90	-
Non-GAAP revenue	71,085	56,534

GAAP gross profit	27,028	19,146
Valuation adjustment on acquired deferred revenue	90	-
Amortization of capitalized software	1,255	1,021
Amortization of other intangible assets	1,911	303
Non-GAAP gross profit	30,284	20,470

GAAP operating income (loss)	4,697	(1,637)
Gross profit adjustments	3,256	1,324
Capitalization of software development	(1,177)	(1,065)
Amortization of other intangible assets	922	951
Stock-based compensation	587	455
Compensation related to acquisition and acquisition-related costs	578	1,670
Non-GAAP operating income	8,863	1,698

GAAP net income (loss) attributable to Sapiens' shareholders	2,836	(2,212)
Operating income adjustments	4,166	3,335
Loss on sales of Marketable Securities	-	230
Tax and other	(695)	(169)
Non-GAAP net income attributable to Sapiens' shareholders	6,307	1,184

8

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2018		2017
	(unaudited)		(unaudited)

Revenues	71,085	100%	56,534	100%
Gross profit	30,284	42.6%	20,470	36.2%
Operating income	8,863	12.5%	1,698	3.0%
Net income attributable to Sapiens' shareholders	6,307	8.9%	1,184	2.1%
Adjusted EBITDA	9,945	14.0%	2,574	4.6%

Basic earnings per share	0.13		0.02
Diluted earnings per share	0.13		0.02

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017

North America	31,035	31,580	32,780	28,544	19,465
Europe	34,479	29,789	28,984	31,418	30,735
Asia Pacific	3,439	3,817	5,750	3,912	4,580
South Africa	2,132	7,262	6,340	5,293	1,754

Total	71,085	72,448	73,854	69,167	56,534

9

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)

GAAP operating income (loss)	4,697	(1,637)

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	90	-
Amortization of capitalized software	1,255	1,021
Amortization of other intangible assets	2,833	1,254
Capitalization of software development	(1,177)	(1,065)
Stock-based compensation	587	455
Compensation related to acquisition and acquisition-related costs	578	1,670

Non-GAAP operating income	8,863	1,698

Depreciation	1,082	876

Adjusted EBITDA	9,945	2,574

10

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2018	2017
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	61,749	71,467
Trade receivables, net	53,346	53,226
Other receivables and prepaid expenses	7,534	6,280

Total current assets	122,629	130,973

LONG-TERM ASSETS
Property and equipment, net	10,163	10,695
Severance pay fund	4,559	4,547
Goodwill and intangible assets, net	242,062	223,729
Other long-term assets	4,514	3,675

Total long-term assets	261,298	242,646

TOTAL ASSETS	383,927	373,619

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	5,656	7,044
Current maturities of Series B Debentures	9,898	-
Accrued expenses and other liabilities	48,144	46,612
Deferred revenue	20,228	16,513

Total current liabilities	83,926	70,169

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	68,427	78,281
Deferred tax liabilities	10,948	9,171
Other long-term liabilities	7,850	8,271
Accrued severance pay	5,633	5,500

Total long-term liabilities	92,858	101,223

REDEEMABLE NON-CONTROLLING INTEREST	1,353	1,353

EQUITY	205,790	200,874

TOTAL LIABILITIES AND EQUITY	383,927	373,619

11

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the three months ended March 31,
	2018	2017
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	2,828	(2,242)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,170	3,151
Amortization of premium, accrued interest and loss on sales of marketable securities	-	509
Stock-based compensation related to options issued to employees	588	455

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	1,664	(10,510)
Deferred tax assets	(1,163)	(1,009)
Other operating assets	(1,000)	681
Trade payables	(3,013)	(771)
Other operating liabilities	(1,138)	908
Deferred revenues	4,729	1,556
Severance pay	127	(49)

Net cash provided by (used in) operating activities	8,792	(7,321)

Cash flows from investing activities:
Purchase of property and equipment	(477)	(580)
Proceeds from sales of marketable securities	-	35,369
Payments for business acquisition, net of cash acquired	(17,893)	(94,111)
Capitalized software development costs	(1,177)	(1,065)

Net cash used in investing activities	(19,547)	(60,387)

Cash flows from financing activities:
Proceeds from employee stock options exercised	10	110
Loan received, net of repayment of loan	(18)	39,987
Dividend to non-controlling interest	(47)	-

Net cash provided by (used in) financing activities	(55)	40,097

Effect of exchange rate changes on cash and cash equivalents	1,092	1,818

Increase in cash and cash equivalents	(9,718)	(25,793)
Cash and cash equivalents at the beginning of period	71,467	60,908

Cash and cash equivalents at the end of period	61,749	35,115

12

Debentures Covenants

As of March 31, 2018, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders' equity (excluding minority interest): above $120 million.
▪	Actual shareholders’ equity equal to $206 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company's Series B Debentures) bellow 65%.
▪	Actual ratio of net financial indebtedness to net capitalization equal to 7.45%.

13